SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit No.          Description

1                    Holding(s) in Company released on 1 February 2006
2                    Blocklisting Interim Review released on 6 February 2006


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Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Deutsche Bank AG.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above, and its affiliates

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Deutsche Bank AG - 25,282,245 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security
Ordinary 10p Share

10. Date of transaction
31 January 2006

  11. Date Company informed
1 February 2006

12. Total holding following this notification
25,282,245


13. Total percentage holding of issued class following this notification
4.04%

14. Any additional information


 15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
1 February 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


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Exhibit No. 2

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:       THE RANK GROUP PLC



2. NAME OF SCHEME:        3.875% LISTED CONVERTIBLE BONDS 2009



3. PERIOD OF RETURN:     FROM:  1 JULY 2005     TO:  31 DECEMBER 2005



4. NUMBER AND CLASS OF SHARE(S)        14,853,022 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED    NIL
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:       14,853,022 ORDINARY SHARES OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)         ORIGINAL LISTING : 14,853,022 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)    SHARES OF 10P EACH ON 20 DECEMBER 2004
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  (LISTING REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

626,021,827 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:                CLARE DUFFILL
TELEPHONE:           020 7535 8133



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  13 February 2006

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary